Exhibit 99.2

IT IS ORDERED as set forth below:

Date: September 11, 2012
Paul W. Bonapfel U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	: CHAPTER 11
:
CDC CORPORATION,	: CASE NO. 11-79079
:
Debtor.	: JUDGE BONAPFEL

ORDER AND NOTICE OF BAR DATE FOR FILING OF PROOFS OF INTEREST (EXCLUSIVE OF COMMON SHARES) IN THE DEBTOR, AND/OR FOR FILING PROOFS OF CLAIM AGAINST DEBTOR ASSERTED BY COMPENSATED ENTITIES ARISING OUT OF EMPLOYMENT AGREEMENTS, INDEMNITY AGREEMENTS, INCENTIVE PLANS, OR OTHER AGREEMENTS, PLANS, CUSTOMS OR PRACTICES

TO:	All parties asserting proofs of interest, EXCLUSIVE OF COMMON SHARES (as defined below), in the Debtor (also as defined below) and to all current and former officers, directors, managers, and/or employees of the Debtor and/or Debtor’s direct and indirect subsidiaries (the “Compensated Entities”) asserting claims against the Debtor arising out of employment agreements, indemnity agreements, incentive plans or other agreements, plans, customs or practices of the Debtor and/or any direct or indirect subsidiary of the Debtor. [Compensated Entities include any management company through which officers, directors, and employees of the Debtor and/or Debtor’s direct and indirect subsidiaries received compensation.]

On August 29, 2012, CDC Corporation, debtor and debtor in possession in the above-captioned Chapter 11 case (the “Debtor”), filed its “Motion to Establish Bar Date for Filing Proofs of Interest (Exclusive of Common Shares) in Debtor in Accordance with First Amended Joint Plan of Reorganization, as may be Amended, and/or for Filing Proofs of Claim Against

Debtor Arising out of Employment Agreements, Indemnity Agreements, Incentive Plans, or Other Agreements, Plans, Customs or Practices for Current and Former Officer, Directors, Managers, and Employees of Debtor and/or its Direct and Indirect Subsidiaries” (the “Motion”).

In the Motion, the Debtor seeks to establish a bar date for the filing of proofs of interest (exclusive of Common Shares) in the Debtor and/or for the filing of proofs of claim against the Debtor by Compensated Entities arising out of employment agreements, indemnity agreements, incentive plans or other agreements, plans, customs or practices of the Debtor and/or any direct or indirect subsidiary of the Debtor. The Motion does NOT seek to establish a bar date for the filing of proofs of interest with respect to the 35,634,820 shares of Debtor’s Class A common shares issued and outstanding, as adjusted for splits, as of the Debtor’s bankruptcy filing of October 4, 2011 (the “Common Shares”). The Motion does seek to require all those parties, other than holders of Common Shares, asserting an equity right or interest in the Debtor to file proofs of interest including, but not limited to, the following: (1) those parties listed as holding options convertible into common shares of the Debtor outstanding as of the Petition Date set forth on Exhibit “B” to the Motion (“Option Interests”); and (2) those parties listed as holding prior to the Petition Date grants to receive common stock of the Debtor set forth on Exhibit “C” to the Motion (“Restricted Stock Awards”).

Based on the Motion and good cause being shown, it is hereby

ORDERED AND NOTICE IS HEREBY GIVEN that the Motion is GRANTED and, under the terms of this Order and Notice, the bar date for the filing of proofs of interest (exclusive of Common Shares) in the Debtor and/or for the filing of proofs of claim against the Debtor by Compensated Entities arising out of employment agreements, indemnity agreements, incentive plans or other agreements, plans, customs or practices of the Debtor and/or any direct or indirect subsidiary of the Debtor is hereby established in the Debtor’s above-captioned bankruptcy case as NOVEMBER 6, 2012 (the “BAR DATE”); and it is further

ORDERED AND NOTICE IS HEREBY GIVEN that any party in interest who asserts an interest in the Debtor (exclusive of Common Shares) and/or any Compensated Entity who asserts a claim, and has not previously filed such claim, against the Debtor arising out of any employment agreements, indemnity agreements, incentive plans or other agreements, plans, customs or practices of the Debtor and/or any direct or indirect subsidiary of the Debtor, including holders of Option Interests and Restricted Stock Awards, MUST FILE A SIGNED, ORIGINAL PROOF OF INTEREST AND/OR CLAIM WITH THE CLERK OF THE BANKRUPTCY COURT ON OR BEFORE THE BAR DATE OF NOVEMBER 6, 2012. Proofs of interest and/or claim filed electronically may be filed up to 11:59:59 p.m. on the Bar Date. All other proofs of interest and/or claim must be filed by delivery to the Clerk of the Bankruptcy Court at or before 4:00 p.m. on the Bar Date at the following address:

Clerk

United States Bankruptcy Court

75 Spring Street, S.W., Room 1340

Atlanta, GA 30303

; and it is further

ORDERED AND NOTICE IS HEREBY GIVEN that, under the terms of this Order and Notice, any party in interest or Compensated Entity that is required to file a proof of interest and/or claim that fails to do so by the Bar Date WILL BE FOREVER BARRED, ESTOPPED AND ENJOINED FROM ASSERTING SUCH INTEREST OR CLAIM AGAINST THE DEBTOR OR ITS ESTATE, AND THE DEBTOR, ITS ESTATE AND ITS PROPERTY WILL BE FOREVER DISCHARGED FROM ANY AND ALL INDEBTEDNESS, LIABILITY, OR OBLIGATION WITH RESPECT TO SUCH INTEREST OR CLAIM, AND SUCH PARTY IN INTEREST WILL NOT BE PERMITTED TO PARTICIPATE IN ANY DISTRIBUTION IN THE DEBTOR’S BANKRUPTCY CASE ON ACCOUNT OF SUCH INTEREST AND/OR CLAIM. The Debtor and the Official Committee of Equity Security Holders of CDC Corporation, or the assignees thereof, reserve the right to object to the validity of any grant or award with respect to any equity incentive, Option Interest, Restricted Stock Award or other equity right, and to object to any proof of interest and/or claim filed; and it is further

ORDERED AND NOTICE IS HEREBY GIVEN that the proof of interest and/or claim form substantially in the form attached to the Motion as Exhibit “E” is hereby approved (the “Proof of Interest and/or Claim Form”) and may be used to file an interest or claim in accordance with this Order and Notice.

Debtor’s counsel shall, within five (5) business days of the date hereof, cause to be served a copy of this Order and Notice, and the Proof of Interest and/or Claim Form on holders of Option Interests and Restricted Stock Awards, and on those options holders and Employee Stock Purchase Plan participants identified by the Debtor’s transfer agent as of July 10, 2012, as set forth in the Motion.

[END OF DOCUMENT]

Prepared and Presented by:

LAMBERTH, CIFELLI, STOKES

ELLIS & NASON, P.A.

Attorneys for the Debtor

By:	/s/ Gregory D. Ellis
Gregory D. Ellis
Georgia Bar No. 245310
gellis@lcsenlaw.com

3343 Peachtree Road, N.E., Ste. 550

Atlanta, Georgia 30326-1009

(404) 262-7373

Identification of parties to be served pursuant to BLR 9013-2(b) NDGa.:

Gregory D. Ellis, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road, N.E., Suite 550, Atlanta, Georgia 30326

Jeffrey W. Kelley, Troutman Sanders, LLP, 600 Peachtree Street, NE, Suite 5200, Atlanta, GA 30308-2216

United States Trustee, 362 U.S. Courthouse, 75 Spring Street, S.W., Atlanta, GA 30303

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